[Letterhead of Speedway Motorsports, Inc.]

VIA EDGAR

April 17, 2013

Mr. Justin Dobby

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Speedway Motorsports, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 3, 2013 File No. 333-187151

Dear Mr. Dobby:

Speedway Motorsports, Inc. (“SMI”, the “Company” or “we”) hereby submits this response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) with regard to Amendment No. 1 to our Registration Statement on Form S-4 (File No. 333-187151) filed with the Commission on April 3, 2013 (the “Registration Statement”) delivered by your letter dated April 12, 2013 (the “Comment Letter”).

The numbered paragraph and heading below corresponds to the numbered paragraph and heading contained in the Comment Letter. The page numbers referenced below refer to the page numbers of Exhibit 5.2 to the Registration Statement.

Exhibit 5.2

1. We note your response to our prior comment 3, and we have been unable to determine that it is common practice in Nevada to carve out the applicability of, compliance with or effect of Nevada’s One Action Rule from these types of opinions. In addition, it is unclear why this carve-out is necessary or appropriate in the context of an opinion limited to valid existence, power to create the obligation and due authorization. Please have counsel remove part (iv) of the first full paragraph on page 2 of the opinion.

Response: Counsel has revised its opinion as requested.

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We have enclosed for your convenience a copy of Amendment No. 2 to the Registration Statement, which was filed with the Commission as of the date of this letter, marked to show changes from the Amendment No. 1 to our Registration Statement on Form S-4 filed on April 3, 2013.

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704-335-9020) or me (704-532-3318) if you have any questions or comments regarding the foregoing.

Sincerely yours,

SPEEDWAY MOTORSPORTS, INC.

/s/ William R. Brooks

William R. Brooks

Vice Chairman, Chief Financial Officer and Treasurer

cc:	Ada D. Sarmento, Securities and Exchange Commission
J. Cary Tharrington IV, General Counsel, Speedway Motorsports, Inc.
R. Douglas Harmon, Parker Poe Adams & Bernstein LLP

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